Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Xsilogy, Inc.:

We consent to the use of our report dated March 18, 2005, with respect to the balance sheets of Xsilogy, Inc. as of December 15, 2004 and December 31, 2003, and the related statements of operations, stockholders' deficit, and cash flows for the period from January 1, 2004 through December 15, 2004 and the year ended December 31, 2003, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report, dated March 18, 2005, contains an explanatory paragraph that states that Xsilogy, Inc. has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
San Diego, California

June 14, 2006